FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 6 February 2003
                         Commission File Number 0-30358

                                  ebookers plc
                               -------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X|  Form 40-F
                                    ---           ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                          Yes            No |X|
                              -------      ----


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.


Enclosures:

London Stock Exchange                   6 February 2003                    3 inc
regulatory announcementEGM
Result and trading statement

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FINAL

NOT FOR PUBLICATION, RELEASE OR TRANSMISSION DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, SOUTH AFRICA, AUSTRALIA, CANADA OR JAPAN

      Result of Extraordinary General Meeting and January Trading Statement

6 February 2003 - ebookers plc (LSE: ebr, Nasdaq: ebkr) today announces that at the Extraordinary General Meeting of ebookers held earlier today, all Resolutions put to Shareholders set out in the listing particulars dated 21 January 2003 were duly passed including approval of the Acquisition of Travelbag Holdings Limited.

Application has been made for the Placing Shares and Consideration Shares to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. It is expected that Completion and Admission will become effective on 7 February 2003 and that dealings for normal settlement in the Placing Shares and Consideration Shares will commence at 8.00 a.m. on 7 February 2003.

Words and expressions defined in the listing particulars dated 21 January 2003 relating to the Placing and the Acquisition have the same meaning when used in this announcement unless the context otherwise requires.

Statement on January Trading

The Board is pleased to announce that January trading remained strong and in line with its expectations, despite the uncertain world political environment. Further, in the UK, ebookers is delighted that for the first time it is the No.1 leisure travel agent for British Airways' Longhaul January World Offers campaign.


Dinesh Dhamija, CEO ebookers plc comments:

"We are delighted that the acquisition of Travelbag has concluded successfully. With ebookers' low-cost Indian BPO and internet growth rate we are ready to take full advantage of this exciting transaction."

                                    --ends--

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For further information:

Oliver Strong                                               +44 (0) 20 7489 2239
oliver.strong@ebookers.com                                  +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden                                                 +44 (0) 20 7367 5130
peter.ogden@cubitt.com                                      +44 (0) 7811 124 197



About ebookers plc

ebookers plc is a leading pan-European online travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 20,000 hotels worldwide. ebookers plc and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK, and the company has a business process outsourcing facility in India. ebookers is listed on the London Stock Exchange in the United Kingdom and the Nasdaq in the United States of America.


Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrated companies across Europe including Travelbag Holdings, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, reduce its operating costs through outsourcing certain functions to India, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  February 6 2003                              /s/ Helen O'Byrne
                                                     --------------------
                                                     Helen O'Byrne
                                                     Company Secretary




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